UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 9, 2012

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
 Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated October 9, 2012, announcing Ericsson and STMicroelectronics’ comment on speculations regarding ST-Ericsson.

PR No.: C2692C

Ericsson and STMicroelectronics comment on speculations regarding ST-Ericsson

Geneva, October 9, 2012 - Following recent speculations in the market regarding the future of ST-Ericsson, the 50/50 joint venture between Ericsson (NASDAQ:ERIC) and STMicroelectronics, Ericsson and STMicroelectronics (NYSE:STM) make the following comments.

ST-Ericsson announced its strategic plan in April and is in the middle of executing on company transformation aiming at lowering its break-even point. It is natural for the parent companies to continuously review the strategy of the company.

The two parent companies, together with ST-Ericsson, are currently working with an external advisor in order to ensure the best possible future for ST-Ericsson. Both STMicroelectronics and Ericsson support ST-Ericsson in its transformation work and remain confident that the company has a strategic position in the industry to enable the device ecosystem.

About STMicroelectronics
ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power technologies and multimedia convergence applications. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.

In 2011, the Company’s net revenues were $9.73 billion. Further information on ST can be found at www.st.com.

for further information, please contact:

INVESTOR RELATIONS:
Tait Sorensen
Director, Investor Relations
STMicroelectronics
Tel:  +1 602 485 2064
tait.sorensen@st.com

MEDIA RELATIONS:
Maria Grazia Prestini
Group VP, Corporate Media and Public Relations
STMicroelectronics
Tel:  + 41 22 929 6945

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: October 9, 2012	By:	/s/ Mario Arlati

	Name:	Mario Arlati
	Title:	Executive Vice President and Chief Financial Officer